Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Haitong International Securities Company Limited

22/F Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

as representatives of the underwriters

VIA EDGAR

September 25, 2020

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Joseph Kempf, Staff Accountant

Ms. Jan Woo, Esq., Legal Branch Chief

Mr. Michael C. Foland, Esq., Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Yalla Group Limited (the “Company”)

Registration Statement on Form F-1, as amended (File Number: 333-248646)

Registration Statement on Form 8-A, as amended (File Number: 001-39552)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Daylight Time on September 29, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 23, 2020 and the date hereof, copies of the Company’s preliminary prospectus dated September 23, 2020 were distributed as follows:

More than 200 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

HAITONG INTERNATIONAL SECURITIES COMPANY LIMITED

As representatives of the underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Peter Chu
Name:	Perter Chu
Title:	Managing Director

[Signature Page to Underwriter Acceleration Letter]

HAITONG INTERNATIONAL SECURITIES COMPANY LIMITED

By:	/s/ Ho, Kenneth Shiu Pong
Name:	Ho, Kenneth Shiu Pong
Title:	Managing Director

[Signature Page to Underwriter Acceleration Letter]

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